EXHIBIT 3.1

MONMOUTH REAL ESTATE INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY

CLASSIFYING 817,250 ADDITIONAL SHARES AS

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

Monmouth Real Estate Investment Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland (the “Department”) that:

FIRST: By Articles Supplementary filed with the Department on December 1, 2006 (the “December 2006 Articles Supplementary”), the Corporation classified and designated 1,322,500 authorized but unissued shares of common stock, par value $.01 per share (the “Common Stock”), of the Corporation as shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and conditions of such Series A Preferred Stock.

SECOND: Under a power contained in Section 3(a) of Article V of the charter of the Corporation, as amended and supplemented (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”) and the Pricing Committee of the Board of Directors established by the Board of Directors, by resolution duly adopted, reclassified and designated an additional 817,250 shares of Common Stock as Series A Preferred Stock (the “Additional Shares of Series A Preferred Stock”).  The Additional Shares of Series A Preferred Stock form a single series with and have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as all other shares of Series A Preferred Stock established pursuant to the Charter.

THIRD, Pursuant to the terms of the Series A Preferred Stock as set forth in the Charter, holders of the Additional Shares of Series A Preferred Stock shall be entitled to receive the full amount of all distributions payable in respect of the Series A Preferred Stock from September 1, 2010 but shall not be entitled to receive any distributions paid or payable with regard to Series A Preferred Stock with a record date before the date the Additional Shares of Series A Preferred Stock are issued.

FOURTH: The Additional Shares of Series A Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

FIFTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

SIXTH: The undersigned President of Monmouth Real Estate Investment Corporation acknowledges the foregoing Articles Supplementary to be the duly authorized act of said Corporation and hereby certifies to the best of his knowledge, information and belief that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Secretary on this 12th day of October 2010.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION

By:	/s/ Eugene W. Landy
Name: Eugene W. Landy
Title: President

[SEAL]

ATTEST:

By:	/s/ Elizabeth Chiarella
Name: Elizabeth Chiarella
Title: Secretary